SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            Dated February 14, 2003


                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)


             Indicate by check mark whether the Registrant files or
                  will file annual reports under cover of Form
                               20-F or Form 40-F:

                        Form 20-F [X]   Form 40-F [ ]


          Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]   No [X]

                            Table of Documents Filed

Item
----
1. On February 10, 2003, Millea Holdings, Inc. announced plans to establish a new company by merging the staffing service companies of certain subsidiaries and a non-group company. An English-language translation of the announcement is attached hereto.

2. On February 13, 2003, The Tokio Marine and Fire Insurance Company, Limited and The Nisshin Fire and Marine Insurance Company, Limited announced arrangements relating to a business alliance and capital tie-up between the two companies. An English-language translation of the announcement is attached hereto.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     KABUSHIKI KAISHA MILLEA
                                     HOLDINGS
                                     (Millea Holdings, Inc.)


February 14, 2003                    By: /s/ TETSUYA UNNO
                                        ----------------------------------------
                                        General Manager of Corporate Legal
                                          and Risk Management Department

                                                                         Item 1


                                                              February 10, 2003
                                                          Millea Holdings, Inc.


        Millea Holdings to Merge Temporary Staffing Service Subsidiaries

Millea Holdings, Inc. (Millea Holdings) (President: Kunio Ishihara) announced a plan to establish a company providing staffing service by merging four companies, including its subsidiaries, subject to approval by relevant governmental authorities. Pursuant to the plan, three wholly-owned subsidiaries of The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine") (President: Kunio Ishihara) and The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire") (President: Tomio Higuchi) and one non-group company are expected to become directly and wholly-owned subsidiaries of Millea Holdings around March 2003. We intend to merge those four subsidiaries to form a new company around July 2003.

The four companies involved in the plan are listed below. Please refer to the Appendix for company profiles.

 Company Name      The Tokio Marine       The Tokai Business      The Nichido Fire     Flora Staff Company,
                    Career Service         Service Company,        Career Service             Limited
                   Company, Limited            Limited            Company, Limited             (FS)
                         (TCS)                  (TBS)                   (NCS)
-------------------------------------------------------------------------------------------------------------
President            Yukio Hayama            Koichi Honda          Takehiko Kaneko        Hiroto Takasaki
Business          Temporary staffing     Clerical contracting    Temporary staffing     Temporary staffing

The launch of the new company is intended to consolidate the staffing-related businesses of the Millea Holdings group. As a source of group earnings, the new company will strive to further expand on the business base of the four companies.

Temporary staffing industry-wide sales increased approximately 2.5 times, from
626.9 billion yen in 1995 to 1,560.6 billion yen in 2001*. In the future, the business is expected to underpin reforms to Japan's employment system and the labor market, and is expected to expand.

Currently, TCS, TBS and NCS mainly service their respective parents and other Millea Holdings group companies. The new company is expected to actively enter new fields such as personnel placement, and aggressively develop business outside the group. It is targeting sales of 25.9 billion yen in fiscal 2005, up from 22.1 billion yen in fiscal 2001 (aggregate total for the four companies).

As a comprehensive staffing company, the new company is expected to contribute to the Millea Holdings Group by providing both quality staff infrastructure and strong earnings growth.

-----------
* Ordinary temporary staffing business sales for 2001, as reported in "Compilation of Results on the Temporary Staffing Industry," released by the Ministry of Health, Labor and Welfare on December 26, 2002.

                                                                       Appendix


                                             Company Profile
-------------------------------------------------------------------------------------------------------------
  Company Name       The Tokio Marine     The Tokai Business     The Nichido Fire      Flora Staff Company,
                      Career Service       Service Company,       Career Service             Limited
                  Company, Limited (TCS)       Limited           Company, Limited              (FS)
                                                (TBS)                  (NCS)
-------------------------------------------------------------------------------------------------------------
Established             June 1984             July 1972           September 1990          December 1991
-------------------------------------------------------------------------------------------------------------
Location                Otemachi,            Omori-Kita,             Shibuya,              Marunouchi,
                        Chiyoda-ku              Ota-ku              Shibuya-ku              Chiyoda-ku
-------------------------------------------------------------------------------------------------------------
President              Yukio Hayama          Koichi Honda         Takehiko Kaneko        Hiroto Takasaki
-------------------------------------------------------------------------------------------------------------
Business            Temporary staffing   Clerical contracting   Temporary staffing      Temporary staffing
-------------------------------------------------------------------------------------------------------------
Share Capital         60 million yen        10 million yen        50 million yen          20 million yen
-------------------------------------------------------------------------------------------------------------
Major              The Tokio Marine and    The Tokio Marine      The Nichido Fire     Tokai Tsusho Company,
Shareholders          Fire Insurance      and Fire Insurance   and Marine Insurance      Limited* 14.8%,
                  Company, Limited 100%    Company, Limited    Company, Limited 100%  Other companies 85.2%
                                                 100%
-------------------------------------------------------------------------------------------------------------
Total Assets        4,151 million yen      181 million yen        191 million yen        427 million yen
-------------------------------------------------------------------------------------------------------------
Shareholders'       1,889 million yen      115 million yen        77 million yen         169 million yen
Equity
-------------------------------------------------------------------------------------------------------------
Fiscal Year End          December              December                March                 November
-------------------------------------------------------------------------------------------------------------
Number of                 10 (8)                7 (2)                  5 (3)                  7 (6)
Directors
(Full time)
-------------------------------------------------------------------------------------------------------------
Number of                  140                    73                    10                      24
Employees
-------------------------------------------------------------------------------------------------------------
Number of Offices           15                    3                      3                      3
-------------------------------------------------------------------------------------------------------------
Sales               18,683 million yen     425 million yen       1,152 million yen      1,911 million yen
-------------------------------------------------------------------------------------------------------------
Net Income           253 million yen        0 million yen          3 million yen          34 million yen
-------------------------------------------------------------------------------------------------------------


Financial data (total assets, shareholders' equity, sales, net income) is as of/for the fiscal year ended March 31, 2002.

----------
* Tokio Marine Group company

                               [GRAPHIC OMITTED]



[TCS]:    The Tokio Marine Career Service Company, Limited

[TBS]:    Tokai Business Service Company, Limited

[NCS]:    The Nichido Fire Career Service Company, Limited

[FS]:     Flora Staff Company, Limited

                                                                         Item 2


[English translation]

                                                              February 13, 2003
                           The Tokio Marine and Fire Insurance Company, Limited
                         The Nisshin Fire and Marine Insurance Company, Limited

   Business Alliance and Capital Tie-up between Tokio Marine and Nisshin Fire

The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine",
President: Kunio Ishihara) and The Nisshin Fire and Marine Insurance Company, Limited ("Nisshin Fire", President: Michio Noda) today reached a preliminary agreement for a business alliance and capital tie-up. The companies plan to study the arrangements and to execute a final agreement by the end of March 2003.

Details of the preliminary agreement are as follows:

1. Purpose of the Alliance

The purpose of the alliance is as follows:

o Based on their long-standing and cooperative association, Tokio Marine and Nisshin Fire will strengthen their relationship and continue to expand their respective businesses as independent property and casualty (P&C) insurance companies.

o Tokio Marine will provide Nisshin Fire with business support to enable Nisshin Fire to implement its new P&C insurance business model using its retail strategy (see Attachment).

o Tokio Marine and Nisshin Fire intend to share their know-how for mutual success by developing the retail strategies of their respective business models.

The companies do not intend for this alliance to result in the merger of Tokio Marine and Nisshin Fire or the entry of Nisshin Fire into the Millea Holdings Group.

2. Contents of the Business Alliance

The two companies are considering the formation of a business alliance relating to the companies' operations as set forth below:

     (1) Products - Supply wholesale segment products and jointly develop retail products, in addition to the existing OEM supply of third-sector products.

     (2) Services - Share risk management expertise, medical and nursing care segment services, and other services incidental to insurance, which may include the use of services of the companies' subsidiaries.

     (3) Life insurance - Tokio Marine Life Insurance products will be sold by Nisshin Fire agents.

     (4) Back-office and IT systems - Jointly develop and share back-office and information technology systems, in addition to the joint development of existing agent online systems.

     (5) Management infrastructure - Share training centers, subsidiaries, call centers and other facilities.

     (6)  Cooperate in other areas on which the companies may agree.

3. Capital Tie-up

Tokio Marine intends to acquire one-third of the outstanding shares of Nisshin Fire by the end of March 2005.

4. Board of Directors

Nisshin Fire intends to invite some appointees of Tokio Marine to join the Board of Directors of Nisshin Fire pursuant to a resolution of its June 2003 annual general meeting of shareholders.

5. Alliance Project Team

Headed by the presidents of both companies, an Alliance Promotion Committee and a subordinate body (Alliance Project Team) will be created to advance the continued alliance of Tokio Marine and Nisshin Fire.


For further information, please contact:

Hideaki Shimamoto
Corporate Communications Department
The Tokio Marine and Fire Insurance Company, Limited
Tel. +81-3-5223-3212
E-mail: hideaki.shimamoto@tokiomarine.co.jp

Takeshi Itoh
Reinsurance & International Department
The Nisshin Fire and Marine Insurance Company, Limited
Tel. +81-3-5282-5503
E-mail: takeshi.itoh@nisshinfire.co.jp

For reference purposes, a profile of the two companies (as of March 31, 2002) is provided below:

                                    Tokio Marine and Fire           Nisshin Fire and Marine Insurance
                                  Insurance Company, Limited           Insurance Company, Limited
-----------------------------------------------------------------------------------------------------
Established in                               1879                               1908
Share Capital                          101.9 billion yen                   15.6 billion yen
Net premiums written                   1,349 billion yen                  144.9 billion yen
Total assets                          7,898.1 billion yen                 503.2 billion yen
Number of employees                         12,743                             2,487
Number of domestic offices                    558                               162
Number of agents                            58,741                            14,756

                                                                     Attachment

                   Summary of Retail Strategy of Nisshin Fire


1.   Retail market

The retail market includes individuals, individual business owners, small and medium-sized enterprises and their employees, and members of cooperative organizations.

2.   Products

The company will specialize in developing and providing products to meet the needs of individuals and small businesses in the retail market. The focus will be on providing competitively priced products that reflect cost-cutting efforts and on selling products that agents determine are easy to sell. The company will also consider introducing comprehensive consulting-type products for sale by full-time agents to meet the needs of customers.

3.   Distribution channels

The main distribution channels of the company's products are full-time agents and agents that are engaged in other businesses ("non-full time agents") such as gasoline service stations and repair shops.
 Premiums attributed to core agents in this segment comprise up to 100 million yen for full-time agents and large non-full time agents and up to 10 million yen for general non-full time agents.

4.   Providing support to distribution channels

The fundamental services provided to retail segment agents are guidance and support for sales activities and back office procedures, based on direct, fine-tuned interactions. These services will be based on the individual characteristics and features of customers and distribution channels. Such activities are generally summarized as follows:

     (1)  Full-time agents
          Activities in connection with full-time agents include management consulting for agents, customer development and business proposal creation support, as well as offering education and training programs in connection with products, helping rationalize back office operations and introducing office automation and computerization. Professional career personnel (sogoshoku) are primarily responsible for these activities.

     (2)  Non-full time agents
          Activities in connection with non-full time agents will focus on comprehensive guidance in agency operations, education and training programs in connection with products, and support of claims related consultation. These activities are primarily conducted by "ESS" personnel (business promotion personnel) and contracted business personnel (personnel on short- to medium-term contracts) who are responsible for visiting a certain number of agents once a week and responsible for agents with aggregate premium revenue of around 120 million yen. Their standard business activities include distribution of forms and company documents, acceptance and inspection of applications and other forms, supervision and management of agent business, management of policy maturities, collection of compulsory automobile liability insurance premiums, providing advice in connection with insurance claims and providing other information. Information concerning the creation of new agents is also collected at the same time. In addition, managerial personnel provide consulting and marketing related support to non-full time agents when necessary, while information technology system trainers provide office automation and rationalization support. Professional career personnel are mainly responsible for large non-full time agents.

5.   Claims investigation service

Claims investigation service plays an important role in strengthening sales in the retail market. Claims investigation and adjustment will be conducted in a courteous manner in order to satisfy victims of accidents as well as the company's customers. An appropriate payment of claims will also be made.

6.   Strengthen call center functions

In addition to meeting customer needs through its agents, the company will strengthen its functions and facilities that directly respond to customer needs, such as call centers, claims handling centers and consultation counters.